                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)
                                 FINAL AMENDMENT

                                       and

                                  SCHEDULE 13D*

                       STATEMENT PURSUANT TO SECTION 13(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                          QUADRANGLE ASSOCIATES II LLC

                                WIN MANAGER CORP.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)

                                      NONE

                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner

                             Chief Executive Officer

                                WIN Manager Corp.

                        100 Jericho Quadrangle, Suite 214

                             Jericho, New York 11753

                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                                 Mark I. Fisher

                              Rosenman & Colin LLP

                               575 Madison Avenue

                            New York, New York 10032

                      ------------------------------------

---------------

* This Statement also constitutes the statement on Schedule 13D of Quadrangle Associates II LLC and Win Manager Corp. filed with respect to the units of limited partnership interest acquired pursuant to the Offer to Purchase dated January 3, 2000.


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CUSIP No.   NONE                    14D-1                   Page 2


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1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                          Quadrangle Associates II LLC
                                 ------------
------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)   [ ]

      (b)   [X]
-----------------------------------------------------------------------------

3.    SEC Use Only
-----------------------------------------------------------------------------

4     Sources of Funds

                                       WC

-----------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                               [ ]
-----------------------------------------------------------------------------

6.    Citizenship or Place of Organization

                                 Delaware

-----------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     558.897

-----------------------------------------------------------------------------

8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
-----------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                     15.97%

-----------------------------------------------------------------------------

10.   Type of Reporting Person

-----------------------------------------------------------------------------
                                       OO

-----------------------------------------------------------------------------



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CUSIP No.   NONE                    14D-1                   Page 3
------------------------------------------------------------------------------

1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                              WIN MANAGER CORP.
                                  ---------
------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)   [ ]

      (b)   [X]
-----------------------------------------------------------------------------

3.    SEC Use Only
-----------------------------------------------------------------------------

4     Sources of Funds

                                       N/A

-----------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                               [ ]
-----------------------------------------------------------------------------

6.    Citizenship or Place of Organization

               Delaware

-----------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    558.897 *

-----------------------------------------------------------------------------

8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
-----------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                     15.97%*

-----------------------------------------------------------------------------

10.   Type of Reporting Person

-----------------------------------------------------------------------------
                                       CO

-----------------------------------------------------------------------------

-----------

* Represents Units owned by Quadrangle Associates II LLC.


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                                 SCHEDULE 14D-1

      This Amendment No. 8 (Final Amendment) (i) amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission (the "Commission") on January 3, 2000 as amended by Amendment No. 1 filed with the Commission on January 7, 2000, Amendment No. 2 filed with the Commission on January 13, 2000, Amendment No. 3 filed with the Commission on January 18, 2000,Amendment No. 4 filed with the Commission on January 21, 2000, Amendment No. 5 filed with the Commission on January 26, 2000, Amendment No. 6 filed with the Commission on February 1, 2000, and Amendment No. 7 filed with the Commission on February 3, 2000, by Quadrangle Associates II LLC, a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 1,384 outstanding units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership(the "Partnership"), at a purchase price of $5,100 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer") and (ii) constitutes the Statement on Schedule 13D of the Purchaser and Win Manager Corp.

ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 4(a) is hereby supplemented and amended by the following:

            The total amount of funds required by the Purchaser to purchase the
558.897 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $2,850,375. The Purchaser obtained such funds (plus funds to pay fees and expenses) from capital contributions from its members.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT

            Item 6(a)-(b) is hereby supplemented and amended as follows:

            The Offer expired at 12:00 Midnight, New York City time, on Wednesday, February 16, 2000. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Wednesday, February 16, 2000, the Purchaser accepted for payment 558.897 Units, constituting approximately 15.97% of the outstanding Units.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2000

                                    QUADRANGLE ASSOCIATES II L.L.C.

                                    By:   WIN Manager Corp.


                                          By:  Peter Braverman
                                             -------------------------------
                                               Peter Braverman
                                               Vice President

                                    WIN MANAGER CORP.


                                          By:  Peter Braverman
                                          ------------------------------
                                               Peter Braverman
                                               Vice President